Laura A. Berezin +1 650 843 5128 lberezin@cooley.com	By EDGAR and courier

September 30, 2019

Irene Paik

Mary Beth Breslin

Ibolya Ignat

Angela Connell

Office of Healthcare & Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vir Biotechnology, Inc.

Registration Statement on Form S-1

Submitted September 3, 2019

File No. 333-233604

Dear Mses. Paik, Breslin, Ignat and Connell:

On behalf of Vir Biotechnology, Inc. (“Vir” or the “Company”) we submit this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 6, 2019 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 filed with the Commission on September 3, 2019 (the “Registration Statement”). Concurrently with the submission of this response letter, the Company is filing the Company’s Amendment No. 1 to the Registration Statement (“Amendment No. 1”). In addition to addressing the comments raised by the Staff in its Comment Letter, the Company has included other revisions and updates to its disclosure in Amendment No. 1. For the Staff’s reference, we have included two copies of Amendment No. 1 marked to show all changes from the Registration Statement.

For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response. In the responses below, page number references are to Amendment No. 1.

Registration Statement on Form S-1 filed September 3, 2019

Prospectus Summary

Our Development Pipeline, page 2

1.

We note your revisions in response to our prior comment 1 of our letter dated August 23, 2019. However, you have not disclosed the number of patients that have received VIR-2218 as a treatment in your discussion of the initial data from the clinical study of VIR-2218. Please revise your disclosure to provide this information.

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com

September 30, 2019

Page Two

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 2 of Amendment No. 1 to include the number of patients that have received VIR-2218 as a treatment.

Business

Patent Portfolio by Product Candidate, page 137

2.	Please expand your disclosure regarding your intellectual property portfolio to discuss the patents you are licensing from Xencor.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 139-141 and 144-145 of Amendment No. 1.

Description of Capital Stock

Choice of Forum, page 197

3.

Please revise your disclosure regarding your forum selection clause here and on page 62 to reflect that, pursuant to Article VII of your Amended and Restated Certificate of Incorporation, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware will be the exclusive forum for certain litigation.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 62 and 201 of Amendment No. 1.

*    *    *

Please contact me at (650) 843-5128, Charles Kim at (858) 550-6049 or Kristin VanderPas at (415) 693-2097 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Laura A. Berezin

Laura A. Berezin

cc:	George Scangos, Ph.D., Vir Biotechnology, Inc.

Howard Horn, Chief Financial Officer, Vir Biotechnology, Inc.

Irene Pleasure, VP, Intellectual Property & Associate General Counsel, Vir Biotechnology, Inc.

Charles S. Kim, Cooley LLP

Kristin VanderPas, Cooley LLP

Brian J. Cuneo, Latham & Watkins LLP

B. Shayne Kennedy, Latham & Watkins LLP

Drew Capurro, Latham & Watkins LLP

Cooley LLP    3175 Hanover Street    Palo Alto, CA    94304-1130

t: (650) 843-5000    f: (650) 849-7400    cooley.com